Pioneer Growth Shares
December 31, 1999 NSAR

Response to Item 77C

(a) The registrant held a special meeting of shareholders on Tuesday, September 28, 1999.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposals 2 and 3(a) through 3(c) from the registrant's definitive proxy statement filed electronically with the Commission on August 3, 1999 (Accession No. 0001016964-99-000118) are incorporated herein by reference in response to this sub-item. The results of shareholder voting on these proposals under the caption "Results of Shareowner Meeting" from the registrant's December 31, 1999 annual report to shareholders filed electronically with the Commission on February 25, 2000 (Accession No. 0001016964-00-000001) are also incorporated herein by reference in response to this sub-item.

(d) None.

Sub-Item 77D:  Policies with respect to security investments (N)